Exhibit 99.1

Granite REIT Announces Voting Results From Its 2023 Joint Annual General Meetings of Stapled Unitholders

TORONTO--(BUSINESS WIRE)--June 8, 2023--Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) (collectively “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the results of the matters voted on at their joint annual general meetings of stapled unitholders held earlier today (the “Meetings”). Each of the individuals nominated for election as a trustee of Granite REIT and a director of Granite GP, as set out in Granite’s Management Information Circular dated April 12, 2023, were elected as set out below.

A total of 49,393,327 stapled units (77.49% of outstanding stapled units) were represented in person or by proxy at the Meetings.

The votes were conducted by show of hands in respect of all matters. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	49,109,699	99.95	26,699	0.05	49,061,842	99.85	74,556	0.15
Remco Daal	47,586,666	96.85	1,549,732	3.15	47,357,166	96.38	1,779,232	3.62
Kevan Gorrie	49,107,476	99.94	28,922	0.06	49,056,653	99.84	79,745	0.16
Fern Grodner	49,109,539	99.95	26,859	0.05	49,059,634	99.84	76,764	0.16
Kelly Marshall	48,322,333	98.34	814,065	1.66	48,274,123	98.25	862,275	1.75
Al Mawani	49,095,917	99.92	40,481	0.08	49,045,516	99.82	90,882	0.18
Gerald Miller	48,726,280	99.17	410,118	0.83	48,673,254	99.06	463,144	0.94
Sheila A. Murray	48,551,627	98.81	584,771	1.19	48,501,902	98.71	634,496	1.29
Emily Pang	49,106,257	99.94	30,141	0.06	49,054,723	99.83	81,675	0.17
Jennifer Warren	49,109,130	99.94	27,268	0.06	49,061,143	99.85	75,255	0.15
	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	49,305,219	99.83	82,759	0.17
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	49,303,714	99.83	84,264	0.17
	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	47,925,017	97.53	1,211,381	2.47

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 142 investment properties representing approximately 62.8 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560
or
Andrea Sanelli
Associate Director, Legal & Investor Services
647-925-7504